Filed by Duke Energy Corporation
Pursuant to Rule 425 Under the Securities Act of 1933

                                                                                                                                                         Subject Company: Progress Energy, Inc.
Commission File No.: 333-172899

The following slides were made public by Duke Energy Corporation on August 23, 2011.

Duke Energy

Stronger as One

Special Duke Energy Shareholders Meeting • August 23, 2011

Progress Energy

Safe Harbor

SAFE HARBOR STATEMENT

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on management's beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "should," "could," "may," "plan," "project," "predict," "will," "potential," "forecast," "target," and similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted. Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: State, federal and foreign legislative and regulatory initiatives, including costs of compliance with existing and future environmental requirements, as well as rulings that affect cost and investment recovery or have an impact on rate structures; costs and effects of legal and administrative proceedings, settlements, investigations and claims; industrial, commercial and residential growth or decline in Duke Energy Corporation's (Duke Energy) service territories, customer base or customer usage patterns; additional competition in electric markets and continued industry consolidation; political and regulatory uncertainty in other countries in which Duke Energy conducts business; the influence of weather and other natural phenomena on Duke Energy operations, including the economic, operational and other effects of storms, hurricanes, droughts and tornadoes; the impact on the Duke Energy's facilities and business from a terrorist attack; the inherent risks associated with the operation and potential construction of nuclear facilities, including environmental, health, safety, regulatory and financial risks; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; unscheduled generation outages, unusual maintenance or repairs and electric transmission system constraints; the performance of electric generation facilities and of projects undertaken by Duke Energy's non-regulated businesses; the results of financing efforts, including Duke Energy's ability to obtain financing on favorable terms, which can be affected by various factors, including Duke Energy's credit ratings and general economic conditions; declines in the market prices of equity securities and resultant cash funding requirements for Duke Energy's defined benefit pension plans; the level of creditworthiness of counterparties to Duke Energy's transactions; employee workforce factors, including the potential inability to attract and retain key personnel; growth in opportunities for Duke Energy's business units, including the timing and success of efforts to develop domestic and international power and other projects; construction and development risks associated with the completion of Duke Energy's capital investment projects in existing and new generation facilities, including risks related to financing, obtaining and complying with terms of permits, meeting construction budgets and schedules, and satisfying operating and environmental performance standards, as well as the ability to recover costs from ratepayers in a timely manner or at all; the effect of accounting pronouncements issued periodically by accounting standard-setting bodies; the expected timing and likelihood of completion of the proposed merger with Progress Energy, Inc. (Progress Energy), including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the merger, the diversion of management's time and attention from Duke Energy's ongoing business during this time period, the ability to maintain relationships with customers, employees or suppliers as well as the ability to successfully integrate the businesses and realize cost savings and any other synergies and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that the proposed merger with Progress Energy is terminated prior to completion and results in significant transaction costs to Duke Energy; and the ability to successfully complete merger, acquisition or divestiture plans. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy's and Duke Energy's reports filed with the SEC and available at the SEC's website at www.sec.gov. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Duke Energy has described. Duke Energy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Safe Harbor (Cont'd)

REG G DISCLOSURE

In addition, today's discussion includes certain non-GAAP financial measures as defined under SEC Regulation G. A reconciliation of those measures to the most directly comparable GAAP measures is available on our Investor Relations website at www.duke-energy.com/investors/.

ADDITIONAL INFORMATION ON THE MERGER AND WHERE TO FIND IT

In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Duke Energy and Progress Energy and that also constitutes a prospectus of Duke Energy. The Registration Statement was declared effective by the SEC on July 7, 2011. Duke Energy and Progress Energy mailed the definitive joint proxy statement/prospectus to their respective shareholders on or about July 11, 2011. Duke Energy and Progress Energy urge investors and shareholders to read the Registration Statement, including the joint proxy statement/prospectus that is a part of the Registration Statement, as well as other relevant documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy's website (www.duke-energy.com) under the heading "Investors" and then under the heading "Financials/SEC Filings." You may also obtain these documents, free of charge, from Progress Energy's website (www.progress-energy.com) under the tab "Our Company" by clicking on "Investor Relations," then by clicking on "Corporate Profile" and then by clicking on "SEC Filings."

Status of Merger Filings (As of August 23, 2011)

Stakeholder	Progress on Key Milestones	Approved
Shareholder	▪ Shareholder meetings and votes August 23	☐
Department of Justice	▪ Met obligations of Hart-Scott-Rodino Act	Waiting Period Expired
Federal Communications Commission	▪ Received approval of filings associated with certain radio licenses	☑
Federal Energy Regulatory Commission	▪ Expect ruling or extension of review by October 3	☐
Nuclear Regulatory Commission	▪ Filed for indirect transfer of Progress Energy licenses	☐
North Carolina	▪ Hearing scheduled for September 20	☐
South Carolina	▪ Awaiting procedural schedule	☐
Kentucky	▪ Received conditional approval	☐

Advancing Merger Integration Planning


August 23
Targeted close by end of 2011
Plan
Analyze
Design
Prepare
Operate
Day One of New Duke Energy

Best Practices Will Create New Efficiencies and Productivity Gains

Highly Experienced Leadership Team


Jim Rogers
Executive Chairman
Board of Directors
(18 Members)
Bill Johnson
President and Chief
Executive Officer
Lynn Good
Chief Financial Officer
Marc Manly
General Counsel
Mark Mulhern
Chief Administrative Officer
Jennifer Weber
Chief Human
Resources Officer
Dhiaa Jamil
Nuclear Generation
Jeff Lyash
Energy Supply
John McArthur
Regulated Utilities
Keith Trent
Commercial Businesses
Lloyd Yates
Customer Operations
A.R. Mullinax
Paula Sims
Chief Integration Officers

Effective at merger closing

Creating the Largest U.S. Utility

- The combined company will create the largest U.S. utility, with unmatched scale and scope

Diverse Service Territories


Duke Energy
Progress Energy

Source: Data as of 12/31/2010

Combined Statistics

	Duke Energy	Progress Energy	Combined	Rank
Enterprise Value	$40.2 B	$25.1 B	$65.3 B	#1
Market Cap.	$23.7 B	$12.8 B	$36.5 B	#1
Electric Customers	4.0 M	3.1 M	7.1 M	#1
Generation Capacity	35.4 GW[1]	21.8 GW	57.2 GW[1]	#1
Total Assets	$59 B	$33 B	$92 B[2]	#1
Rate Base	$22 B	$17 B	$39 B	#1

[1] Excludes purchased power. Duke Energy and combined amounts exclude approximately 4 GW of Duke Energy International assets
[2] Total assets are a summation of the two stand-alone companies and do not include any purchase accounting adjustments from this transaction

Our Objective … Becoming the Nation's Best Utility

Our Mission

- Safely deliver reliable and increasingly clean electricity, 24/7
- Maintain competitive customer rates compared to national and regional averages
- Provide exceptional customer service
- Generate fair and competitive investor returns



Customer Benefits from the Merger

- Customers in the Carolinas will benefit from significant fuel and joint dispatch savings
  - Cumulative savings of approximately $700 million over first five years
- Over time, Duke Energy customers will benefit from cost savings resulting from the integration of corporate and other functions
  - Information technology systems
  - Supply chain functions
  - Generation operations
  - Corporate and administrative programs
  - Inventory management



Attractive Shareholder Value Track Record

Growth in DUK Annual Dividends

Amounts Per Share


+3% Average
Annual Growth
$0.88
$0.92
$0.96
$0.98
$1.00
2007
2008
2009
2010
2011E

Total Shareholder Return (%)


1 Year
6.6
11.0
13.0
S&P 500
UTY
DUK
3 Year
(5.1)
0.3
22.8
S&P 500
UTY
DUK
5 Year
(4.1)
15.1
36.2
S&P 500
UTY
DUK

Source: Bloomberg as of 8/19/2011

Duke Energy®